SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (Date of earliest event reported) May 6, 2025

GATC HEALTH CORP

(Exact name of issuer as specified in its charter)

Wyoming	85-1074632
(State or other Jurisdiction of	(I.R.S. Employer-
Incorporation or Organization)	Identification No.)

2030 Main Street, Suite 660, Irvine CA 92614

(Address of Principal Executive Offices and zip code)

(833) 333-4282

(Issuer's Telephone Number, including Area Code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $.0001

Item 9. Departure of Certain Officers

Chief Financial Officer Jay Woods was dismissed as our Chief Financial Officer, effective immediately, on May 6, 2025. The at will service agreement with his affiliate Omega Accounting Solutions, Inc. terminated at the same time.

Chief Marketing Officer Jeff Moses will serve as Acting Chief Financial Officer until a new chief financial and accounting officer has been appointed.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATC HEALTH CORP

/s/ Jeff Moses
Acting Chief Financial Officer May 6, 2025